Ex. 99.1

November 4, 2019

                                                                                                                                                           TSX:  SAM

NEWS RELEASE

Starcore Announces Results of Annual General Meeting

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or the “Company”) reports the results of its annual general meeting of shareholders (the “Meeting”) held on November 4, 2019.

Shareholders elected all directors nominated by management, as follows:

Director	Percentage of Votes For
Gary Arca	96.74%
Robert Eadie	96.66%
Jordan Estra	97.90%
Salvador Garcia	98.23%
Cory Kent	96.90%
Tanya Lutzke	98.12%
Ken Sumanik	98.16%
Federico Villaseñor	99.62%

At the Meeting, shareholders also approved the appointment of Davidson & Company LLP, Chartered Accountants, as auditors of Starcore and authorized the directors to fix their remuneration.

Subsequent to the Meeting, the Board of Directors appointed Robert Eadie as Executive Chairman, President and Chief Executive Officer, Gary Arca as Chief Financial Officer, Salvador Garcia as Chief Operating Officer and Cory Kent as Corporate Secretary.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail. info@starcore.com    website:  www.starcore.com

Signed “Robert Eadie”
Robert Eadie, President & Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

EVAN EADIE
Investor Relations
Telephone:  (604) 602-4935
Toll Free:   1-866-602-4935
email:  eeadie@starcore.com

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.